SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated November 3, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	3151L	October 31, 2006

dlw 11/14

SEC File No. 82-34751

"emailalert@hemscott.co.uk"
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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:3151L
Elementis PLC
31 October 2006

Elementis PLC
31 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 31 October 2006 under Section 198 of the Companies Act 1985 that as at 24 October 2006 Barclays was interested in 17,741,577 Ordinary Shares of 5p each in the Company. These holdings represent 4.01% of the issued Ordinary Share capital of the Company as at 31 October 2006.

Kathryn Silverwood
Assistant Company Secretary
31 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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